Exhibit 99.1

GRAVITY CO., LTD. and

Subsidiaries

Consolidated Financial Statements

December 31, 2011 and 2010

GRAVITY CO., LTD. and Subsidiaries

Index

December 31, 2011 and 2010

Page(s)

Report of Independent Auditors	1 - 2

Consolidated Financial Statements

Statements of Financial Position	3 - 4

Statements of Income	5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7 - 8

Notes to Consolidated Financial Statements	9 - 47

Report of Independent Auditors

To the Shareholders and Board of Directors of

GRAVITY CO., LTD.

We have audited the accompanying consolidated statements of financial position of GRAVITY CO., LTD. (the “Company”) and its subsidiaries (collectively the “Consolidated Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended, expressed in Korean won. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GRAVITY CO., LTD. and its subsidiaries as of December 31, 2011 and 2010, and its financial performance and cash flows for the years then ended in accordance with the Accounting Standards for Non-Public Entities in the Republic of Korea.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, financial performance and cash flows in conformity with accounting principles and practices generally accepted in other countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those who are informed about the Korean Accounting Standards for Non-Public Entities or auditing standards and their application in practice.

Seoul, Korea

April 27, 2012

This report is effective as of April 27, 2012, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY CO., LTD. and Subsidiaries

Consolidated Statement of Financial Position

December 31, 2011 and 2010

(In thousands of Korean Won)	2011		2010
Assets
Current assets
Cash and cash equivalents (Notes 3 and 19)	~~W~~	39,298,283	~~W~~	35,029,152
Short-term financial instruments (Note 3)		15,000,000		12,000,000
Short-term available-for-sale securities (Note 7)		—		5,000,125
Trade accounts receivable, net (Notes 4, 19 and 28)		8,125,213		8,489,500
Short-term loans receivable (Notes 8, 9, 19 and 28)		926,233		1,972,473
Other accounts receivable, net (Notes 5 and 19)		698,195		294,254
Advances payments, net (Note 28)		2,876,946		1,718,935
Prepaid income taxes		897,447		1,014,031
Current deferred tax assets (Note 18)		1,411,334		746,425
Other current assets (Notes 6 and 28)		1,414,809		949,418

Total current assets		70,648,460		67,214,313
Long-term financial instruments (Note 3)		—		5,000
Equity method investments (Note 8)		11,761,213		9,573,646
Long-term available-for-sale securities (Note 7)		1,046,466		1,066,787
Long-term loans receivable, net (Notes 8, 9, 17, 19 and 28)		29,722		53,333
Guarantee deposits (Note 12)		1,376,596		1,358,720
Property and equipment, net (Notes 10 and 11)		1,510,385		1,163,382
Intangible assets, net (Note 13)		20,151,434		38,475,045
Non-current deferred tax assets (Note 18)		9,125,990		—
Other non-current assets (Notes 17 and 28)		4,626,697		949,339

Total assets	~~W~~	120,276,963	~~W~~	119,859,565

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable (Note 19)	~~W~~	5,275,379	~~W~~	5,440,038
Deferred income (Notes 14, 17 and 28)		3,329,629		5,055,896
Withholdings		253,788		214,928
Advances received (Note 28)		1,920,366		1,859,668
Income tax payable (Note 18)		312,102		373,181

Total current liabilities		11,091,264		12,943,711
Long-term deferred income (Notes 17 and 28)		7,350,855		8,890,095
Asset retirement obligation (Note 10)		99,000		99,000
Accrued severance benefits (Note 16)		—		459,514
Non-current deferred tax liabilities (Note 18)		—		2,724,657
Leasehold deposit received (Note 28)		97,629		67,935

Total liabilities	~~W~~	18,638,748	~~W~~	25,184,912

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries

Consolidated Statement of Financial Position

December 31, 2011 and 2010

(In thousands of Korean Won)	2011		2010
Shareholders’ equity
Capital stock (Notes 1 and 20)
Common stock	~~W~~	3,474,450	~~W~~	3,474,450
Capital surplus
Paid in capital in excess of par value (Note 20)		73,255,073		73,255,073
Other capital surplus (Note 21)		2,125,136		2,125,136
Accumulated other comprehensive income and expenses
Unrealized loss on available-for-sale securities (Notes 7 and 24)		—		(1,119)
Net accumulated comprehensive income of equity method investees (Notes 8 and 24)		1,636,751		2,080,451
Retained earnings
Unappropriated retained earnings		20,813,493		6,115,995
Non-controlling interest in consolidated subsidiary		333,312		7,624,667

Total shareholders’ equity		101,638,215		94,674,653

Total liabilities and shareholders’ equity	~~W~~	120,276,963	~~W~~	119,859,565

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries

Consolidated Statement of Income

Years Ended December 31, 2011 and 2010

(In thousands of Korean Won)	2011		2010

Revenues (Notes 17 and 28)	~~W~~	47,626,218	~~W~~	45,309,084
Cost of sales (Note 28)		16,542,642		14,439,345

Gross profit		31,083,576		30,869,739
Selling and administrative expenses (Notes 22 and 28)		21,643,123		22,757,622

Operating income		9,440,453		8,112,117

Non-operating income
Interest income (Note 28)		1,882,262		1,835,557
Gain on foreign exchange transactions		1,141,868		1,116,929
Gain on foreign exchange translation (Note 19)		100,966		74,524
Gain on disposal of equity-method investments (Note 8)		311,085		—
Gain on valuation of equity method investments (Note 8)		891,628		1,447,646
Gain on disposal of property and equipment		1,559		3,518
Gain on disposal of available-for-sale securities		—		334,715
Gain on valuation of available-for-sale securities (Note 7)		—		125
Other income (Note 15)		219,589		528,394

		4,548,957		5,341,408

Non-operating expenses
Interest expenses		—		74,380
Other bad debt expenses (Notes 8, 9, and 28)		1,841,810		—
Loss on foreign exchange transactions		894,783		638,044
Loss on foreign exchange translation (Note 19)		110,904		375,230
Loss on valuation of equity method investments (Note 8)		2,006,446		1,541,549
Loss on disposal of equity-method investments		235,828		—
Loss on impairment of available-for-sale securities (Note 7)		—		451,740
Loss on disposal of short-term available-for-sale securities		125		—
Loss on disposal of property and equipment		1,276		24,153
Loss on impairment of intangible assets (Note 13)		798,958		475,425
Loss on early repayment of debt (Note 15)		—		770,000
Settlement loss on contractual relationship (Note 29)		—		109,602
Donation		10,237		100,000
Other losses		8,527		1,256

		5,908,894		4,561,379

Income before income taxes		8,080,516		8,892,146
Income tax expense (benefit) (Note 18)		(6,654,347)		3,857,700
Current year’s net income of the acquired business prior to the acquisition		—		946,406

Net income	~~W~~	14,734,863	~~W~~	4,088,040

Parent interest		14,697,498		4,189,232
Minority interest		37,365		(101,192)
Per share data for parent interest (Note 25)
Basic earnings per share (in Korean won)	~~W~~	2,115	~~W~~	603
Number of shares		6,948,900		6,948,900

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity

Years Ended December 31, 2011 and 2010

(In thousands of Korean Won)	Capital stock		Consolidated capital surplus		Consolidated capital adjustment		Consolidated accumulated other comprehensive income and expense		Consolidated retained earnings		Non-controlling interest		Total
Balance at January 1, 2010	~~W~~	3,474,450	~~W~~	74,935,003	~~W~~	445,206	~~W~~	2,005,478	~~W~~	1,926,763	~~W~~	—	~~W~~	82,786,900
Change in consolidated subsidiaries		—		—		—		—		—		7,725,859		7,725,859
Net income		—		—		—		—		4,189,232		(101,192)		4,088,040
Reclassification of expired stock options (Note 21)		—		445,206		(445,206)		—		—		—		—
Changes in equity method investees with net accumulated comprehensive income (Notes 8 and 24)		—		—		—		27,484		—		—		27,484
Changes in equity method investees with net accumulated comprehensive loss (Notes 8 and 24)		—		—		—		46,370		—		—		46,370

Balance at December 31, 2010	~~W~~	3,474,450	~~W~~	75,380,209	~~W~~	—	~~W~~	2,079,332	~~W~~	6,115,995	~~W~~	7,624,667	~~W~~	94,674,653

Balance at January 1, 2011	~~W~~	3,474,450	~~W~~	75,380,209	~~W~~	—	~~W~~	2,079,332	~~W~~	6,115,995	~~W~~	7,624,667	~~W~~	94,674,653
Change in consolidated subsidiaries		—		—		—		—		—		(7,328,720)		(7,328,720)
Net income		—		—		—		—		14,697,498		37,365		14,734,863
Gain on valuation of available- for-sale securities (Notes 7 and 24)		—		—		—		1,120		—		—		1,120
Changes in equity-method investees with net accumulated comprehensive income (Notes 8 and 24)		—		—		—		(443,701)		—		—		(443,701)

Balance at December 31, 2011	~~W~~	3,474,450	~~W~~	75,380,209	~~W~~	—	~~W~~	1,636,751	~~W~~	20,813,493	~~W~~	333,312	~~W~~	101,638,215

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries

Consolidated Statement of Cash Flows

Years Ended December 31, 2011 and 2010

(In thousands of Korean Won)	2011		2010
Cash flows from operating activities
Net income	~~W~~	14,734,863	~~W~~	4,088,040
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation		762,102		767,104
Amortization of intangible assets		603,173		2,706,109
Loss on foreign exchange translation		49,478		356,527
Loss on valuation of equity-method investments		2,006,446		1,541,549
Loss on impairment of equity-method investments		235,828		—
Loss on impairment of Long-term available-for-sale securities		—		451,740
Loss on disposal of short-term available-for-sale securities		125		—
Bad debts expense		81,275		444,470
Other bad debts expense		1,841,810		—
Loss on disposal of property and equipment		1,276		—
Severance benefits		91,086		67,099
Loss on impairment of intangible assets		798,958		475,425
Settlement loss on contractual relationship		—		109,602
Gain on foreign exchange translation		(171,702)		(74,524)
Gain on valuation of equity-method investments		(891,628)		(1,447,646)
Gain on disposal of equity-method investments		(311,085)		—
Gain on disposal of property and equipment		(1,559)		(3,518)
Gain on disposal of short-term available-for-sale securities		—		(334,715)
Gain on valuation of short-term available-for-sale securities		—		(125)
Gain on disposal of other non-current assets		(62,392)		—

		5,033,191		5,059,097

Changes in operating assets and liabilities
Decrease (increase) in trade accounts receivable		390,143		(2,146,982)
Decrease (increase) in other accounts receivable		(409,845)		462,628
Decrease (increase) in accrued income		(174,433)		59,329
Increase in advance payments		(2,394,110)		(796,869)
Decrease in short-term prepaid expenses		6,200		10,245
Decrease (increase) in prepaid income taxes		114,158		(11,359)
Decrease (increase) in tax refund receivable		(80,887)		32,854
Decrease (increase) in current deferred tax assets		(1,259,624)		52,490
Decrease in merchandise		42,095		—
Increase in long-term prepaid expenses		(230,243)		(240,252)
Increase in other deposits		(4,139,454)		(500)
Decrease (increase) in non-current deferred tax assets		(9,169,928)		1,964,683
Increase (decrease) in accounts payable		(861,645)		845,920
Increase (decrease) in advance received		60,722		(26,169)
Increase (decrease) in withholdings		80,981		(4,060)
Increase in leasehold deposits received		73,651		3,845
Decrease in deferred revenue		(1,803,988)		(1,806,449)
Increase (decrease) in income tax payables		(230,361)		84,529
Decrease in current deferred tax liabilities		—		(338,730)
Increase in long-term deferred revenue		974,872		1,463,149
Decrease in VAT withoding taxes		—		(81,679)
Decrease in non-current deferred tax liabilities		—		(1,810,572)
Payments of severance benefits		(496,326)		(31,470)

		(19,508,022)		(2,315,419)

Net cash provided by operating activities	~~W~~	260,032	~~W~~	6,831,718

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries

Consolidated Statement of Cash Flows

Years Ended December 31, 2011 and 2010

(In thousands of Korean Won)	2011		2010
Cash flows from investing activities
Proceeds from disposal of short-term financial instruments	~~W~~	22,500,000	~~W~~	48,500,000
Collection of short-term loans receivables		319,750		71,059
Proceeds from disposal of short-term available-for-sale securities		5,000,000		5,307,900
Proceeds from disposal of property and equipment		1,859		25,640
Proceeds from disposal of long-term available-for-sale securities		21,440		—
Collection of long-term loans receivables		15,278		—
Proceeds from disposal of other non-current assets		954,545		—
Decrease in leasehold deposits		8,274		—
Acquisition of short-term financial instruments		(25,000,000)		(49,000,000)
Acquisition of short-term available-for-sale securities		—		(5,000,000)
Increase in short-term loans receivables		(125,514)		(1,534,544)
Acquisition of equity-method investment		(374,015)		—
Increase in long-term loans receivables		(70,000)		(120,000)
Acquisition of property and equipment		(1,212,340)		(515,930)
Acquisition of intangible assets		(4,955,003)		(5,853,518)
Increase in leasehold deposits		(130,110)		(73,577)
Increase in other non-current assets		(102,130)		—
Acquisition of shares of the subsidiary		—		(11,688,481)

Net cash used in investing activities		(3,147,966)		(19,881,451)

Cash flows from financing activities
Net cash provided by financing activities		—		—

Change in consolidated subsidiaries		7,157,065		410,964

Net increase (decrease) in cash and cash equivalents		4,269,131		(12,638,769)

Cash and cash equivalents (Note 26)
Beginning of the year		35,029,152		47,667,921

End of the year	~~W~~	39,298,283	~~W~~	35,029,152

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

1.	The Company

Below is the general overview of GRAVITY CO., LTD. (the “Company”), and its subsidiaries (the “Consolidated Subsidiaries”), which are subject to consolidation by the Company in accordance with the Korean Accounting Standards for Non-Public Entities (“KAS-NPEs”) No. 4 Consolidated Financial Statements, and non-consolidated subsidiaries, which are accounted for as equity method investments.

The Company was incorporated on April 4, 2000, to engage in developing and distributing online games and other related business principally in the Republic of Korea and other countries in Asia, United States and Europe. The Company maintains a single business segment engaged in developing online games, software licensing and other related services. The Company’s principal game product, “RAGNAROK”, a massively multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally through five subsidiaries, including Gravity Interactive, Inc. In addition, the Company has another subsidiary, NeoCyon, Inc., which operates in mobile service business in Republic of Korea. On October 21, 2010, the Company also acquired 50.83% ownership of Gravity Games Corporation (formerly, Barunson Interactive Corporation), the developer of “Dragonica”, a massively multi-player online role playing game.

On February 8, 2005, the Company listed its shares on NASDAQ in the United States, and issued 1,400,000 shares of common stock by means of American Depositary Shares.

As of December 31, 2011, the total paid-in capital amounts to ~~W~~3,474,450 thousand. The Company’s major shareholders and their respective percentage of ownership as of December 31, 2011, are as follows:

	Number of shares	Percentage of ownership (%)
GungHo Online Entertainment, Inc.	4,121,739	59.31
Others	2,827,161	40.69

Total	6,948,900	100.00

On April 1, 2008, GungHo Online Entertainment, Inc. became the majority shareholder by acquiring 52.39% of the voting shares from Heartis, Inc., the former majority shareholder, and acquired additional 6.92% voting shares on June 24, 2008.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

The consolidated subsidiaries as of December 31, 2011 and 2010 are as follows:

2011
Company	Total Shareholders’ Equity (In thousands of Korean Won)		Number of Shares Invested	Percentage of Ownership (%)	Date of the Statement of Financial Position
NeoCyon, Inc.	~~W~~	8,857,209	185,301	96.11%	December 31

2010
Company	Total Shareholders’ Equity (In thousands of Korean Won)		Number of Shares Invested	Percentage of Ownership (%)	Date of the Statement of Financial Position
Gravity Games Corporation	~~W~~	1,991,997	170,138	50.83%	December 31

Summarized financial information and changes in scope of consolidation as of December 31, 2011 and 2010 are as follows:

2011
(In thousands of Korean Won)
Company	Total Assets	Total Liability	Total Sales	Net Income
NeoCyon, Inc.	~~W~~11,346,515	~~W~~2,489,306	~~W~~10,659,602	~~W~~773,850

NeoCyon, Inc. is newly added to the scope of consolidation in 2011 as total assets at prior year-end, December 31, 2010, were over ~~W~~10 billion. Under ‘Act on external Audit of Stock Companies’ enforcement ordinance 1-3 article 2-1 in the Republic of Korea, companies whose total assets were less than ~~W~~10 billion at prior year-end are not subject to consolidation.

2010
(In thousands of Korean Won)
Company	Total Assets		Total Liability		Total Sales		Net Income
Gravity Games Corporation[1]	~~W~~	7,565,044	~~W~~	5,573,047	~~W~~	6,490,976	~~W~~	1,108,666

Gravity Games Corporation is excluded from the scope of consolidation in 2011 as total assets at prior year-end, December 31, 2010, were less than ~~W~~10 billion.

[1]	Base on shareholders’ meeting held on March 28, 2011, Barunson Interactive Corporation changed its name to Gravity Games Corporation.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

The subsidiaries which are not consolidated as of December 31, 2011 are as follows:

Company	Total Shareholders’ Equity (In thousands of Korean Won)		Percentage of Ownership (%)
Gravity Interactive, Inc.	~~W~~	(213,345)	100.00
Gravity Entertainment Corporation		643,017	100.00
Gravtity Middle East & Africa FZ-LLC		1,576,812	100.00
Gravity RUS Co., Ltd.		(15,787)	99.99
Gravity Games Corporation		(712,612)	50.83

2.	Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. Certain prior year’s accounts, presented herein for comprehensive purpose, have been reclassified to conform to current year’s presentation within the financial statements. Such reclassification does not impact the net income or net assets reported in the prior year.

Basis of Presentation

The Consolidated Company’s financial statements for the annual period beginning on January 1, 2011, have been prepared in accordance with Korean Accounting Standards for Non-Public entities (“KAS-NPEs”), which apply to those companies which are subject to the Act on External Audit of Stock Companies but do not prepare their financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). In accordance with the ‘Effective date and transition provisions’ of KAS-NPEs, which provide relief from full retrospective application of these standards that would require restatement of all transactions recognized under the previous accounting principles generally accepted in the Republic of Korea (“the previous K-GAAP”), KAS-NPEs have been applied prospectively from the transition date.

The following is a summary of significant accounting policies followed by the Consolidated Company in the preparation of its consolidated financial statements.

Changes of Accounting Policies

Changes in accounting policies as the Company adopts KAS-NPEs are as follows:

Impairment of assets

If there is any indication that an asset may be impaired, recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs is determined.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

Accounting Treatment for Business Combination

The Consolidated Company applies the acquisition method to account for business combination and accounts acquisition-related costs as expenses when incurred. The consideration paid for the acquisition is measured at the aggregate of fair values of the assets transferred, the liabilities assumed or recognized and the equity securities issued by the Consolidated Company. The consideration transferred includes the fair value of any assets or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities arising from business combination are measured initially at their fair values at the acquisition date. The Consolidated Company measures non-controlling interest that provides proportionate share in the event of liquidation at proportionate interest of the acquiree’s net assets. Other non-controlling interest is measured at its fair value unless another measurement method is required KAS-NPEs.

In a business combination achieved in stages, the acquirer’s previously held equity interest in the acquiree is recognized at fair value at the acquisition date. Changes are recognized in the income statements.

Any contingent consideration to be transferred by the Consolidated Company is recognized at fair value at the acquisition date. The amount of the contingent consideration is classified as liabilities or equity in accordance KAS-NPEs No. 6, Financial Asset and liabilities, and KAS-NPEs No. 15 Equity.

The Consolidated Company recognizes a gain from a bargain purchases as the excess of (a) over (b) below.

a) The identifiable net asset

b) The fair value at the acquisition date of aggregate of non-controlling interest in the acquiree, the consideration transferred and the acquirer’s previously held equity interest in the acquiree in the income statement.

The Consolidated Company recognizes goodwill as the excess of (b) over (a) and amortization is calculated using the straight-line method.

Basis of Presentation for Consolidated Financial Statements

The Consolidated Company prepares consolidated financial statements in conformity with KAS-NPEs No. 4 Consolidated Financial Statements.

Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which is the Consolidated Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Consolidated Company controls another entity.

However, companies that meet the applicable scale as prescribed in Paragraph (1) of Article 6 of the Regulation of External Audit and Accounting are deconsolidated.

Elimination of Investment and Capital Accounts

In preparation of the consolidated financial statements, the investment of the Company is offset and eliminated against the capital accounts of the Consolidated Subsidiaries based on closing date closest to the acquisition of the subsidiary.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

Accounting Treatment of Investment in Excess of Book Value of the Investee

To eliminate the investment account of the controlling company and corresponding capital accounts of the subsidiary, the Company records differences between the initial investment accounts and corresponding capital accounts of subsidiary as goodwill or negative goodwill, which is amortized over 20 years, using the straight-line method. However, any investment in excess of the book value of the investee created as result of subsequent acquisition of shares from minority shareholders is recorded as reduction of consolidated capital surplus rather than goodwill. If there is no consolidated capital surplus available, the amount is recorded as capital adjustment. Furthermore, any subsequent changes in the investment in excess of book value of the investee as result of the subsidiary’s issuance of new shares, share dividends, and etc. are also recorded as adjustment to capital surplus.

Consolidated Capital Surplus, Consolidated Capital Adjustment, Consolidated Accumulated Other Comprehensive Income and Consolidated Retained Earnings

Adjustments to capital surplus, capital adjustment, accumulated other comprehensive income and retained earnings of the consolidated and non-consolidated subsidiaries of the Company subsequent to acquisition dates are recorded as adjustments to consolidated capital surplus, consolidated capital adjustment, consolidated accumulated other comprehensive income and consolidated retained earnings, respectively.

Unrealized Profits and Losses

Unrealized profits and losses included in inventories, property, plant and equipment and other assets are calculated based on the average gross margin of the respective year.

Unrealized profits and losses included in inventories, property, plant and equipment and other assets, as a result of intercompany transactions, are eliminated. Unrealized profit, arising from sales by the controlling company to consolidated subsidiaries is fully eliminated and charged to the equity of the controlling company. Unrealized profit, arising from sales by the consolidated subsidiaries to the controlling company is fully eliminated, and charged to the equity of the controlling company and minority interest, based on the percentage of ownership.

Fiscal Year End of Consolidated Financial Statements

The Company and its consolidated subsidiaries follow the same fiscal year end. Differences in accounting policy between the Company and its consolidated subsidiaries are adjusted during consolidation.

Foreign Currency Translation

Functional and presentation currency

Items included in the Consolidated Company’s financial statements are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The financial statements are presented in Korean won, which is the Consolidated Company’s functional and presentation currency.

Foreign Currency transactions and translations

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at each reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income, except when deferred in consolidated other comprehensive income as qualifying cash flow hedges or available-for-sale debt securities.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

Translation differences on non-monetary financial assets and liabilities, such as equities held at fair value through profit or loss, are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets, such as equities classified as available-for-sale, are included in consolidated other comprehensive income.

Translation to presentation currency

The financial performance and financial position of companies whose financial currency is different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities are translated at the closing rate as of the reporting date.

•

Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	All resulting exchange differences are recognized in consolidated other comprehensive income.

Exchange differences arising from borrowings designated for hedging the investment and other currency instruments are recognized in consolidated other comprehensive income. When the foreign operations are wholly or partially sold, exchange differences recognized in consolidated other comprehensive income are recognized in the income statements as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in banks, and financial instruments with maturity of three months or less at the time of purchase. These financial instruments are readily convertible into cash without significant transaction costs and bear low risks from changes in value due to interest rate fluctuations.

Investments in Securities

Costs of securities are determined using the moving average method. Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Investments in equity securities of companies, over which the Consolidated Company exercises a significant control or influence, are recorded using the equity method of accounting. Trading securities are classified as current assets while available-for-sale securities and held-to-maturity securities are classified as long-term investments.

Held-to-maturity securities are measured at amortized cost while available-for-sale and trading securities are measured at fair value. However, non-marketable securities, classified as available- for-sale securities, are carried at cost when the fair values are not readily determinable.

Gains and losses related to trading securities are recognized in the consolidated statements of income, while unrealized gains and losses of available-for-sale securities are recognized under consolidated other comprehensive income and expense. Realized gains and losses on available-for-sale securities are recognized in the consolidated statements of income.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

In case that the estimated amount recoverable from the securities (“recoverable amount”) is less than the amortized cost of the debt security or the acquisition cost of the equity security, the Consolidated Company considers the necessity to recognize impairment losses. The Consolidated Company assesses at the end of each reporting period whether there is objective evidence for impairment. If there is objective evidence for impairment, in the absence of evidence to the contrary, the recoverable amount is estimated and impairment losses are recognized in profit and losses.

If, in a subsequent period, the reversal of impairment loss can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed through the consolidated statements of income for held-to-maturity securities and available-for-sale securities valued at cost, and the revised book value does not exceed the amortized cost (acquisition cost for available-for-sale securities) that would have been recorded without the impairment. The reversal for available-for-sale securities measured at fair value is recognized in the profit and losses only to the extent of the amount recognized as impairment losses.

Derivatives

All derivative instruments are accounted for at their fair value according to the rights and obligations associated with the related derivative contracts. The resulting changes in fair value of derivative instruments are recognized either under the consolidated statements of income or shareholders’ equity, depending on whether the derivative instruments qualify as a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument purchased with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment that is attributable to a particular risk. The resulting changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized under the shareholders’ equity under consolidated accumulated other comprehensive income and expenses.

Allowance for Doubtful Accounts

The Consolidated Company provides an allowance for doubtful accounts and notes receivable. Allowances are calculated based on the estimates made through a reasonable and objective method. Bad debts expense is recorded as the difference between the estimated loss on doubtful accounts and the balance of allowance for doubtful accounts, if the estimated loss on doubtful accounts is larger than the balance of the allowance. Bad debts expense for notes receivable from commercial transactions is accounted for as selling and administrative expenses, while bad debts expense from other receivables is accounted for as non-operating expense. Uncollectible receivables are offset against allowance for doubtful accounts and in case of insufficient amount of allowance, bad debts expense is recognized.

Inventories

The quantities of inventories are determined using the perpetual method and periodic inventory count, while the costs of inventories are determined using the weighted average method. Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. If, however, the circumstances which caused the valuation loss cease to exist, causing the market value to rise above the carrying amount, the valuation loss is reversed limited to the original carrying amount before valuation. The said reversal is a deduction from cost of sales.

Equity Method Investments

The Consolidated Company reflects any changes in the book value of its equity-method investments on which it has significant influence after the initial purchase date. Under the equity method, the Consolidated Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. Changes in the Consolidate Company’s proportionate ownership in the book value of the investee incurred by major error corrections to the investee’s retained earnings are recognized in the profit and losses if there is no significant effect to the Consolidated Company’s financial statements. All other changes in equity are accounted for under other comprehensive income and expenses (changes in equity due to equity-method investments). Dividends paid by the investee to the Company are directly deducted from the Consolidate Company’s equity-method investments at the moment the dividend payment is declared.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

Except when the Consolidated Company or its investee applies the KAS-NPEs No. 31, Special provisions for Small and Medium-sized Companies, or when an investee prepares its financial statements in accordance with Korean IFRS, which are different from the accounting policies the Consolidated Company applies for like transactions and events with similar circumstances, adjustments are made to conform the investee’s accounting policies to those of the Consolidated Company when the investee’s financial statements are used by the Consolidated Company in applying the equity method.

In case the investee is also a subsidiary of the Consolidated Company, net income and net assets of the investee in its consolidated financial statements should be equal to the corresponding share of the Consolidated Company presented in the consolidated financial statements, unless the equity method of accounting has been discontinued on the said investee.

Property and Equipment

Property and equipment are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. It also includes the present value of the estimated cost of dismantling and removing the asset, and restoring the site after the termination of the asset’s useful life, provided it meets the criteria for recognition of provisions.

Property and equipment are stated net of accumulated depreciation calculated based on the straight-line method and following estimated useful lives:

Estimated Useful Lives
Computers and other equipment	4 ~ 5 years
Vehicles	4 years
Furniture and fixtures	4 ~ 5 years
Leasehold improvements	4 years

Expenditures incurred after the acquisition or completion of assets are capitalized only when it is probable that future economic benefits associated with the item will flow to the Consolidated Company, which includes the enhancement of the value of the related assets over their recently appraised value or extension of the useful life of the related assets, and the fair value for the related cost can be reliably measured. All other routine maintenance and repairs are charged to expense as incurred.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

Operating Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statements of income on a straight-line basis over the period of the lease.

Intangible Assets

Intangible assets are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. Intangible assets are stated net of accumulated amortization calculated based on using the straight-line method over the following estimated useful lives:

Estimated Useful Lives
Development costs	2 ~ 5 years
Software	3 years
Other intangible assets	2 ~ 10 years
Goodwill	5 years

Ordinary research and development costs are expensed as incurred. Development costs and acquisition costs for rights to distribute online games directly relating to a new technology or new products with probable future benefits are capitalized as intangible assets. Amortization of development costs is computed using the straight-line method over two to five years from the commencement of the commercial production of the related products or use of the related technology. Such costs are subject to periodic assessment for recoverability. In the event that such amounts are determined to be not recoverable, they are either written down or written off.

Government Grants

Government grants are not recognized until there is reasonable assurance that the Consolidated Company will comply with the conditions attached to it and that the grants will be received.

Government grants related to assets, including non-monetary grants at fair value, are accounted for by deducting the grant in arriving at the carrying amount of the asset. The grant is recognized in profit or loss over the life of depreciation asset, as a reduced depreciation expense, and the remaining balance upon disposal is recognized in gain or loss on disposal.

When government grants are paid to compensate specific expenses, they are deducted in the related expenses. When there are no expenses to be deducted, they are accounted for as operating revenue if they are directly related to the Consolidated Company’s main operation activities and non-operating income if not. If specific requirements have to be met in order to use the grants related to income, grants received before meeting those requirements are accounted for as unearned revenue.

Impairment of Non-financial Assets

Intangible assets not yet available for use are tested annually for impairment. Goodwill acquired in a business combination is tested for impairment at the end of each reporting period by assessing its recoverable amount. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Property and equipment are reviewed for impairment under the above circumstances and when gross estimated future cash flows expected from the use and disposal of property and equipment (individual assets or cash-generating units) is less than the carrying amount. Impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels (cash-generating units) for which there are separate and identifiable cash flows.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

For the purpose of impairment testing, goodwill acquired in a business combination, from the acquisition date, should be allocated to each of the acquirer’s cash-generating units that are expected to benefit from the synergies of the combination. If the recoverable amount of the unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date. Reversal of impairment of goodwill is not allowed.

Provisions and Contingent Liabilities

Provisions are recognized when it is probable that an outflow of resources will occur due to a present obligation resulting from a past event, and the amount can be reliably estimated. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the consolidated financial statements.

Current and Deferred Income Taxes

Income tax expenses (benefits) include the current income taxes under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets are recognized for temporary differences which will decrease future taxable income to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity.

Defined Contribution Pension Plan and Accrued Severance Benefits

The Consolidated Company has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses.

In case of Gravity Games Corporation, the consolidated subsidiary as of December 31, 2010, employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the company based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the date of statements of financial position.

Revenue Recognition

Prepaid online game subscriptions are recognized as revenue upon their actual usage.

The Consolidated Company licenses the right to sell and distribute its games in exchange for an initial prepaid license fees and guaranteed minimum royalty payments. The prepaid license fee revenues are deferred and recognized ratably over the license period. The guaranteed minimum royalty payments are deferred and recognized as the royalties are earned. In addition, The Consolidated Company receives royalty payments based on a specified percentage of the licensees’ sales. These royalties are recognized on a monthly basis as the related revenues are earned by the licensees. Revenues from other sales are recognized when goods are transferred or by the reference to the stage of completion.

Interest income is recognized using the effective interest method. When receivables are impaired, the Consolidated Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired receivables is recognized using the original effective interest rate.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

Dividend income is recognized when the rights to receive payment is established.

Share-based Payments

For equity-settled share-based payment, the fair value of the goods or employee services received in exchange for the grant of the options is recognized as an expense and a capital adjustment. If the fair value of goods or employee services cannot be reliably estimated, the fair value is estimated based on the fair value of the equity granted.

For cash-settled share-based payment, the fair value of the obligation the Consolidated Company will assume is determined by the fair value of the goods or employee services received in exchange for the grant of the options. Until the liability is settled, the Consolidated Company re-measures the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognized as an expense in the consolidate statements of income.

Share-based payment transactions with an option for the parties to choose between cash and equity settlement are accounted for based on the substance of the transaction.

Measurement of Financial Assets and Financial Liabilities

Initial measurement

Financial assets and financial liabilities are measured at the fair value at the initial recognition. Generally, the transaction price is treated as fair value. However, if there is any significant difference between the fair value and the nominal amount of receivable and payable from long-term lending and borrowing transactions or sales transactions with long-term deferred payment conditions, total amount of receivable and payable is carried at present value using the effective interest method.

If the consideration paid (or received) includes any amount for other than financial instruments, fair value of the financial instrument is carried at the market price. When market price is not available, fair value is estimated using valuation techniques (including present value based techniques). However, although the consideration consists of the amount for other than financial instrument, the whole amount is initially recognized if a benefit in return from using the funds is imposed or there is a certain relationship between raising and using funds. Also for lease deposits, the whole transaction price is recognized at the initial recognition. Trading securities and derivatives (except when hedging accounting is applied) are subsequently measured at fair value after initial recognition, and changes in fair value are recognized in profit and loss. In case of other financial assets and liabilities, any transaction costs related to acquisition of financial assets or issuance of financial liabilities are added to or deducted from initially recognized fair value.

When measuring the present value of financial instruments, the Consolidated Company uses the internal interest rate of transactions that occurred in the current period. If internal interest rate is not available or the difference from the market interest rate is material, market interest rate is applied. If the market interest rate cannot be calculated, then the weighted average interest rate which is calculated by reasonable and objective standards is used. If reasonable and objective standards are unavailable, the Consolidated Company applies the financing costs which are reasonably estimated using the distribution rate of corporate bonds, reflecting the Consolidated Company’s credit rating.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

Subsequent Measurement

Financial assets and financial liabilities other than securities, derivatives, financial instruments at fair value through profit or loss, and financial guarantee contracts are measured at amortized cost using the effective interest method. Financial assets at fair value through profit or loss are subsequently measured using subsequent measurement method or trading securities.

3.	Cash and Cash Equivalents, and Short-Term and Long-Term Financial Instruments

Cash and cash equivalents, and short-term and long-term financial instruments as of December 31, 2011 and 2010 are as follows:

(In thousands of Korean Won)
	Bank	Annual Interest Rate (%)	2011		2010
Cash and cash equivalents
Deposits on demand	Kookmin Bank and others	0.1-1.00	~~W~~	472,135	~~W~~	476,261
Foreign currency	Korea Exchange Bank and others	0.03-0.30		1,151,317		837,568
Time deposits	Korea Exchange Bank and others	3.71-4.10		31,500,395		30,000,000
MMDA	Kookmin Bank	0.80-4.10		6,174,436		3,715,323

			~~W~~	39,298,283	~~W~~	35,029,152

Short-term financial instruments
Time deposits	Korea Exchange Bank and others	3.76-4.25%	~~W~~	15,000,000	~~W~~	12,000,000

Long-term financial instruments
Time deposits	Woori Bank	—	~~W~~	—	~~W~~	5,000

As of December 31, 2010, long-term financial instrument ~~W~~5,000 thousand is restricted for use relating corporate card of the subsidiary.

4.	Trade Accounts Receivable

Trade accounts receivable as of December 31, 2011 and 2010 are as follows:

(In thousands of Korean Won)
	2011		2010
Trade accounts receivable	~~W~~	8,433,405	~~W~~	9,455,211
Less: Allowance for doubtful accounts		(308,192)		(965,711)

Total	~~W~~	8,125,213	~~W~~	8,489,500

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

5.	Other Accounts Receivable

Other accounts receivable as of December 31, 2011 and 2010 are as follows:

(In thousands of Korean Won)
	2011		2010
Other accounts receivable	~~W~~	1,323,832	~~W~~	298,587
Less: Allowance for doubtful accounts		(625,637)		(4,333)

Total	~~W~~	698,195	W	294,254

6.	Other Current Assets

Other current assets as of December 31, 2011 and 2010 are as follows:

(In thousands of Korean Won)
	2011		2010
Accrued income (Notes 8 and 28)	~~W~~	480,617	~~W~~	268,641
Tax refund receivable		335,992		255,105
Prepaid expenses (Note 28)		598,200		383,577
Inventories		—		42,095

	~~W~~	1,414,809	~~W~~	949,418

7.	Short-term and Long-term Available-For-Sale Securities

Available-for-sale securities as of December 31, 2011 and 2010 are as follows:

(In thousands of Korean Won)
	2011
	Acquisition Cost		Market Value or Net Asset Value		Book Value
Long-term available-for-sale securities
Non-marketable available-for-sale securities[1]	~~W~~	8,397,461	~~W~~	1,046,466	~~W~~	1,046,466

Total	~~W~~	8,397,461	~~W~~	1,046,466	~~W~~	1,046,466

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

[1]

The non-marketable available-for-sale securities represent investment and profit sharing in Online Game Revolution Fund No.1, Limited liability partnership, which was established altogether by the Consolidated Company, SoftBank Corporation, GungHo Online Entertainment, Inc. and others. The Consolidated Company has invested total of JPY910 million in the partnership and holds 16.39% equity interest as of December 31, 2011. The partnership is undergoing liquidation proceedings as of December 31, 2011. The Consolidated Company assesses the redeemable return on the investment based on the actual sales performance of the games, which were invested and commercialized by the partnership. The difference between the carrying amount and the recoverable amount of the investment is reflected in the income statement. The Consolidated Company recognized impairment losses on long-term available-for-sale securities amounting to ~~W~~451,740 thousand as of December 31, 2010.

(In thousands of Korean Won)
	2010
	Acquisition Cost		Market Value or Net Asset Value		Book Value
Short-term available-for-sale securities (ELS Fund)[1]	~~W~~	5,000,000	~~W~~	5,000,125	~~W~~	5,000,125
Long-term available-for-sale securities
Non-marketable available-for-sale securities		8,397,461		1,046,467		1,046,467
Government bonds[1]		21,440		20,320		20,320

Total	~~W~~	13,418,901	~~W~~	6,066,912	~~W~~	6,066,912

[1]	ELS fund and government bonds are disposed as the maturity realized in 2011.

8.	Equity Method Investments

Equity method investments as of December 31, 2011 and 2010 are as follows:

(In thousands of Korean Won)
	Percentage of ownership (%)	2011
Investees		Acquisition cost		Net asset value		Book value
Gravity Interactive, Inc.	100.00	~~W~~	4,636,784	~~W~~	(213,345)	~~W~~	—
Gravity Entertainment Corporation	100.00		1,763,994		643,017		643,017
Gravity EU SAS[1]	25.00		2,519,363		253,589		253,589
Gravity Middle East & Africa FZ-LLC[2]	100.00		1,979,640		1,576,812		1,576,812
Gravity RUS Co., Ltd.	99.99		2,452,158		(15,785)		—
Gravity Games Corporation	50.83		11,688,480		(362,206)		9,287,795

Total		~~W~~	25,040,419	~~W~~	1,882,082	~~W~~	11,761,213

[1]

In 2011, Gravity EU SASU increased its capital stock when its then-current and potential investors could optionally participate in the capital increase. As a result of the capital increase, Gravity EU SASU was converted into a joint venture company, Gravity EU SAS, in which the Consolidated Company’s ownership is 25%.

[2]	On May 7, 2007, the Consolidated Company founded a wholly owned subsidiary in the United Arab Emirates, which is under liquidation as of December 31, 2011.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

(In thousands of Korean Won)
		2010
Investees		Acquisition cost		Net asset value		Book value
Gravity Interactive, Inc.	100.00	~~W~~	4,636,784	~~W~~	233,280	~~W~~	233,280
Gravity Entertainment Corp.	100.00		1,763,994		471,274		471,274
Gravity EU SASU	100.00		2,194,760		(1,407,337)		—
Gravity Middle East & Africa FZ-LLC	100.00		1,979,640		1,557,126		1,557,126
Gravity RUS Co., Ltd.	99.99		2,452,158		(15,268)		—
NeoCyon, Inc.	96.11		7,715,763		7,768,916		7,311,966

Total		~~W~~	20,743,099	~~W~~	8,607,991	~~W~~	9,573,646

Details of changes in the differences between the initial purchase price and the Consolidated Company’s initial proportionate ownership in the net book value of the investee for the years ended December 31, 2011 and 2010 are as follows:

(In thousands of Korean Won)
	2011
Investee	Beginning		Increase		Decrease[1]		Ending
Gravity Games Corporation	~~W~~	11,950,305	~~W~~	—	~~W~~	2,300,304	~~W~~	9,650,001

Total	~~W~~	11,950,305	~~W~~	—	~~W~~	2,300,304	~~W~~	9,650,001

Differences between cost of investment and the underlying net book value of the investee consist of intangible assets and goodwill. Amortization is calculated using the straight-line method over three to five years for intangible assets and goodwill, recorded as loss on valuation of equity method investments.

[1]	In the amount of decrease, loss on impairment of equity-method investment of ~~W~~ 235,828 thousand is included.

(In thousands of Korean Won)
	2010
Investee	Beginning		Increase		Decrease		Ending
NeoCyon, Inc.	~~W~~	236,705	~~W~~	—	~~W~~	236,705	~~W~~	—

Total	~~W~~	236,705	~~W~~	—	~~W~~	236,705	~~W~~	—

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

Details of the elimination of unrealized gain or loss arising from inter-company transactions with an equity method investee as of December 31, 2010 are as follows:

(In thousands of Korean Won)	2010
NeoCyon, Inc.
Software	~~W~~	20,850
Other intangible assets		436,100

Total	~~W~~	456,950

There is no unrealized gain or loss arising from inter-company transactions with equity method investees as of December 31, 2011.

Changes in investments in subsidiaries accounted for using the equity method for the years ended December 31, 2011 and 2010 are as follows:

(In thousands of Korean Won)
	2011
Investees	Beginning		Acquisition (Disposal)		Valuation Gain(Loss)		Other Increase (Decrease)[5]		Ending
Gravity Interactive, Inc.[1]	~~W~~	233,280	~~W~~	—	~~W~~	(233,280)	~~W~~	—	~~W~~	—
Gravity Entertainment Corporation		471,274		—		133,833		37,910		643,017
Gravity EU SAS[2]		—		324,603		(49,215)		(21,799)		253,589
Gravity Middle East & Africa FZ-LLC		1,557,126		—		—		19,686		1,576,812
Gravity RUS Co., Ltd.[3]		—		—		—		—		—
Gravity Games Corporation[4,5]		11,350,864		—		(1,827,241)		(235,828)		9,287,795

Total	~~W~~	13,612,544	~~W~~	324,603	~~W~~	(1,975,903)	~~W~~	(200,031)	~~W~~	11,761,213

[1]

With respect to Gravity Interactive, Inc., an equity loss incurred during the year was in excess of the remaining book value of the investment. As of December 31, 2011, the amount of change in equity unrecognized due to discontinuance of applying in equity method was ~~W~~213,345 thousand at year-end.

[2]

In 2011, Gravity EU SASU issued new shares to new investors and the Consolidated Company. Due to a dilution of the Consolidated Company’s interest in Gravity EU SASU, the Consolidated Company recognized gain on disposal of equity-method investments for the amount of ~~W~~311,085 thousand. The Consolidated Company recaptured gain on valuation of equity-method investments of ~~W~~861,085 thousand, which has been reflected in allowances for loans and accrued income, as equity-method investments fell below zero. As of December 31, 2011, Gravity EU SASU has been converted into a joint venture company, Gravity EU SAS.

[3]

The remaining book value of the investment fell below zero as a prior-year loss in investment in Gravity RUS Co., LTD., was recognized, which has been accounted for using equity method. As of December 31, 2011, the amount of unrecognized due to discontinuance of applying equity-method treatment was ~~W~~15,785 thousand.

[4]

As the estimated recoverable amount from investment securities that are related to Gravity Games Corporation (formerly, Barunson Interactive Corporation) and accounted for using equity method, is less than the book value of the assets in 2011, the difference is recognized as an impairment loss on equity investments.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

[5]	Other increase (decrease) are consisted of changes in consolidated accumulated other comprehensive income, which is accounted for using the equity method and impairment losses on equity investments.

(In thousands of Korean Won)
	2010
Investees	Beginning		Acquisition (Disposal)		Valuation Gain(Loss)		Other Increase (Decrease)[3]		Ending
Gravity Interactive, Inc.	~~W~~	1,167,746	~~W~~	—	~~W~~	(919,541)	~~W~~	(14,925)	~~W~~	233,280
Gravity Entertainment Corporation		521,159		—		(114,256)		64,371		471,274
Gravity EU SASU[1]		—		—		(272,041)		87,836		—
Gravity Middle East & Africa FZ-LLC		1,596,297		—		—		(39,171)		1,557,126
Gravity RUS Co., Ltd.[2]		259,968		—		(235,710)		(24,258)		—
NeoCyon, Inc.		5,864,320		—		1,447,646		—		7,311,966

Total	~~W~~	9,409,490	~~W~~	—	~~W~~	(93,902)	~~W~~	73,853	~~W~~	9,573,646

[1]

With respect to Gravity EU SASU, year 2009’s equity loss was in excess of the remaining book value of the investment. In 2010, out of the ~~W~~272,041 thousand equity loss from the investment, ~~W~~149,456 thousand was recorded as bad debt related to the short-term loans receivable due from Gravity EU SASU and ~~W~~34,750 thousand was recorded as bad debt related to accrued income. As of December 31, 2010, the amount of change in equity unrecognized due to discontinuance of applying equity method was ~~W~~546,251 thousand.

[2]

With respect to Gravity RUS CO., Ltd, current year’s equity loss was in excess of the remaining book value of the investment. As of December 31, 2010, the amount of change in equity unrecognized due to discontinuance of applying equity method was ~~W~~15,256 thousand.

[3]	Other increase (decrease) are consisted of changes in consolidated accumulated other comprehensive income due to changes in equity-method investments.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

Changes in consolidated accumulated other comprehensive income and expense from equity method investments are as follows:

(In thousands of Korean Won)
	2011
Investees	Beginning		Increase		Decrease		Ending
Gravity Interactive, Inc.	~~W~~	1,037,431	~~W~~	—	~~W~~	—	~~W~~	1,037,431
Gravity Entertainment Corporation		18,001		37,910		—		55,911
Gravity EU SAS[1]		501,673		—		382,296		119,377
Gravity Middle East & Africa FZ-LLC		403,017		19,686		—		422,703
Gravity RUS Co., Ltd.		120,329		—		—		120,329

Subtotal	~~W~~	2,080,451	~~W~~	57,596	~~W~~	382,296	~~W~~	1,755,751

Deferred income tax deducted to equity[2]								(119,000)

Total							~~W~~	1,636,751

[1]

As the Consolidated Company’s ownership of Gravity EU SASU decreased from 100% to 25% in 2011, ~~W~~360,497 thousand of gain on disposal of equity-method investments was realized. Gravity EU SASU was converted into a joint venture company, Gravity EU SAS, by the Consolidated Company’s reduced ownership interest in Gravity EU SASU.

[2]

The Consolidated Company directly reflected the income tax effect of temporary difference under an equity item in 2011. However, the Consolidated Company did not recognize income tax effect that is directly reflected to an equity item, as it was deemed uncertain that the Consolidated Company would realize deferred tax assets in 2010. (Refer to note 18)

(In thousands of Korean Won)
	2010
Investees	Beginning		Increase		Decrease		Ending
Gravity Interactive, Inc.	~~W~~	1,052,356	~~W~~	—	~~W~~	14,925	~~W~~	1,037,431
Gravity Entertainment Corporation		(46,370)		64,371		—		18,001
Gravity EU SASU		413,837		87,836		—		501,673
Gravity Middle East & Africa FZ-LLC		442,188		—		39,171		403,017
Gravity RUS Co., Ltd.		144,587		—		24,258		120,329

Total	~~W~~	2,006,598	~~W~~	152,207	~~W~~	78,354	~~W~~	2,080,451

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

The unaudited financial statements of the Consolidated Company’s subsidiaries for the years ended December 31, 2011 and 2010 were used in the valuation of these equity-method investments. The Consolidated Company has concluded that any difference between the audited and unaudited financial statements is not material.

Summary of financial information of equity-method investees as of and the years ended December 31, 2011, and 2010 are as follows:

(In thousands of Korean Won)
	2011
Investees	Assets		Liabilities		Revenue		Net income (loss)
Gravity Interactive, Inc.	~~W~~	3,238,583	~~W~~	3,451,928	~~W~~	5,861,140	~~W~~	(431,958)
Gravity Entertainment Corporation		922,480		279,463		333,221		133,833
Gravity EU SAS		1,851,164		836,807		1,630,281		1,013,303
Gravity Middle East & Africa FZ-LLC		1,590,159		13,347		—		—
Gravity RUS Co., Ltd.		3,739		19,526		—		(400)
Gravity Games Corporation		3,736,409		4,449,021		5,384,739		312,013

(In thousands of Korean Won)
	2010
Investees	Assets		Liabilities		Revenue		Net income (loss)
Gravity Interactive, Inc.	~~W~~	2,227,460	~~W~~	1,994,180	~~W~~	4,759,199	~~W~~	(922,384)
Gravity Entertainment Corporation		1,006,167		534,893		61		(114,256)
Gravity EU SASU		426,944		1,834,281		793,544		(667,708)
Gravity Middle East & Africa FZ-LLC		1,570,306		13,180		—		—
Gravity RUS Co., Ltd.		4,261		19,531		—		(235,946)
NeoCyon, Inc.		10,776,066		2,692,707		10,618,097		2,182,608

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

9.	Short-Term and Long-Term Loans Receivable

Short-term and long-term loans receivable of the Consolidated Company as of December 31, 2011 and 2010 consist of the following:

(In thousands of Korean Won)
	Annual Interest Rate (%)	2011		2010
Loans for employee housing	2.0-3.0	~~W~~	79,305	~~W~~	126,356
Loans to Gravity CIS Co., Ltd.	4.9		576,650		569,450
Loans to Gravity EU SAS, net of allowance of ~~W~~800,165 thousand in 2010	4.8		—		—
Loans to Naru Entertainment, Co., Ltd., net[1]	8.0		300,000		1,300,000
Others	—		—		30,000

Total			955,955		2,025,806
Less : Short-term portion			(926,233)		(1,972,473)

Long-term loans receivable		~~W~~	29,722	~~W~~	53,333

[1]

In 2010, the Consolidated Company and Naru Entertainment Co., Ltd. entered into a ~~W~~1,300,000 thousand loan agreement and terminated the existing publishing agreement from 2009. In 2011, the Consolidated Company amended the loan agreement with Naru so that ~~W~~300,000 thousand of the loan should be paid by Naru in 2012 from a funding provided by a third party, and the rest of the loan, amounting to ~~W~~1,000,000 thousand, and its accrued interest at 8% annually will be paid by revenue sharing payments in future. The Consolidated Company provided bad debt reserve of ~~W~~1,000,000 thousand as its collectability is questionable.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

10.	Property and Equipment

Changes in property and equipment as of December 31, 2011 and 2010 are as follows:

(In thousands of Korean Won)
	2011
	Computer and other Equipment		Vehicles		Furniture and fixtures		Leasehold improve- ments		Total
Beginning	~~W~~	720,372	~~W~~	9,059	~~W~~	226,288	~~W~~	207,663	~~W~~	1,163,382
Acquisition		973,033		—		244,344		—		1,217,377
Changes in scope of consolidation		17,529		(9,059)		(27,551)		—		(19,081)
Disposal and retirement		—		—		(1,576)		—		(1,576)
Depreciation		(513,247)		—		(149,979)		(186,491)		(849,717)

Ending	~~W~~	1,197,687	~~W~~	—	~~W~~	291,526	~~W~~	21,172	~~W~~	1,510,385

Acquisition cost	~~W~~	11,478,905	~~W~~	28,111	~~W~~	1,524,498	~~W~~	745,967	~~W~~	13,777,481
Accumulated depreciation		(10,281,218)		(28,111)		(1,232,972)		(724,795)		(12,267,096)

(In thousands of Korean Won)
	2010
	Computer and other Equipment		Vehicles		Furniture and fixtures		Leasehold improve- ments		Total
Beginning	~~W~~	1,003,516	~~W~~	—	~~W~~	56,297	~~W~~	394,155	~~W~~	1,453,968
Acquisition		407,716		—		108,214		—		515,930
Changes in scope of consolidation		—		10,449		124,343		—		134,792
Disposal and retirement		(22,122)		—		—		—		(22,122)
Depreciation		(668,738)		(1,390)		(62,566)		(186,492)		(919,186)

Ending	~~W~~	720,372	~~W~~	9,059	~~W~~	226,288	~~W~~	207,663	~~W~~	1,163,382

Acquisition cost	~~W~~	10,652,008	~~W~~	44,611	~~W~~	1,405,274	~~W~~	745,967	~~W~~	12,847,860
Accumulated depreciation		(9,931,636)		(35,552)		(1,178,986)		(538,304)		(11,684,478)

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

11.	Insurance

Property and equipment covered by insurance policies as of December 31, 2011 and 2010 are as follows:

(In thousands of Korean Won)
			Amount Insured
Properties	Insurance Company	Type of Insurance	2011		2010
Buildings	Hyundai Fire & Marine Insurance Co., Ltd.	Fire insurance	~~W~~	5,000,000	~~W~~	9,015,636
Equipment, Furniture and fixtures	Hyundai Fire & Marine Insurance Co., Ltd.	General insurance		885,139		885,139

All vehicles not included in the table above are insured under liability insurance and general insurance. The Consolidated Company maintains accident insurance for officers and employees with Hyundai Marine & Fire Insurance Co., Ltd. In addition, the Consolidated Company carries directors and officers’ liability insurance with indemnities of US $10 million per litigation with Hyundai Marine & Fire Insurance Co., Ltd.

12.	Operating Lease

The Consolidated Company entered into a lease agreement with Korea Software Industry Promotion Agency and SH Corporation and has paid guarantee deposits of ~~W~~ 1,371,328 thousand to Korea Software Industry Promotion Agency and ~~W~~ 5,268 thousand to SH Corporation as of December 31, 2011.

Future lease payments under operating lease as of December 31, 2011 and 2010 are as follows:

(In thousands of Korean Won)	2011		2010
Less than one year	~~W~~	2,084,118	~~W~~	2,104,235
One year to three years		—		1,959,628

Total	~~W~~	2,084,118	~~W~~	4,063,863

The term of lease agreement with Korea Software Industry Promotion Agency is from January 1, 2008 to December 31, 2012. The term of lease agreement with SH Corporation was extended in 2011 through year 2012.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

Lease payments recognized in operations for the years ended December 31, 2011 and 2010 are as follows:

(In thousands of Korean Won)	2011		2010
Rent	~~W~~	2,088,605	~~W~~	1,934,843

13.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2011 and 2010 are as follows:

(In thousands of Korean Won)
	2011
	Development costs		Software		Others[1]		Goodwill		Total
Beginning balance	~~W~~	13,700,337	~~W~~	332,974	~~W~~	20,862,708	~~W~~	3,579,026	~~W~~	38,475,045
Acquisition[1]		5,260,888		219,439		1,391,928		—		6,872,255
Changes in scope of consolidation		—		48,265		(20,162,349)		(3,579,026)		(23,693,110)
Amortization		(25,407)		(253,981)		(424,410)		—		(703,798)
Impairment[2]		—		—		(798,958)		—		(798,958)

Ending balance	~~W~~	18,935,818	~~W~~	346,697	~~W~~	868,919	~~W~~	—	~~W~~	20,151,434

Accumulated depreciation	~~W~~	(6,403,209)	~~W~~	(8,619,335)	~~W~~	(7,421,900)	~~W~~	(1,334,880)	~~W~~	(23,779,324)
Accumulated impairment		(3,211,735)		(113,333)		(1,300,337)		—		(4,625,405)

[1]

The Consolidated Company acquired exclusive distribution rights from NQ Games Inc. and from XPEC ENTERTAINMENT INC. to distribute, sell and market “H.A.V.E. online” game in Japan and “Eternal Destiny” game in North America respectively. In 2011, the Consolidated Company commercialized both games and recorded amount paid for the related distribution rights as intangible assets.

[2]

When the book value of an asset exceeds its recoverable value due to obsolescence or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to correspond with the recoverable amount and recognized as a loss on impairment of intangible assets.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

(In thousands of Korean Won)
	2010
	Development costs		Software		Others[1]		Goodwill		Total
Beginning balance	~~W~~	11,006,644	~~W~~	586,052	~~W~~	238,599	~~W~~	—	~~W~~	11,831,295
Acquisition		4,243,007		267,015		1,682,333		—		6,192,355
Changes in scope of consolidation[2]		—		—		20,025,255		3,702,441		23,727,696
Amortization		(1,549,314)		(520,093)		(608,054)		(123,415)		(2,800,876)
Impairment[3]		—		—		(475,425)		—		(475,425)

Ending balance	~~W~~	13,700,337	~~W~~	332,974	~~W~~	20,862,708	~~W~~	3,579,026	~~W~~	38,475,045

Accumulated depreciation	~~W~~	(6,377,802)	~~W~~	(8,117,114)	~~W~~	(925,823)	~~W~~	(123,415)	~~W~~	(15,544,154)
Accumulated impairment		(3,211,735)		(113,333)		(501,379)		—		(3,826,447)

[1]

In 2010, the Consolidated Company acquired exclusive distribution rights from Xpec Entertainment Inc. to distribute and sell the game “Canaan” domestically. The Consolidated Company recorded the amounts paid for such operating rights as intangible assets.

[2]

The Consolidated Company has recorded identifiable intangible assets related to East Road and Dragonica game as result of business combination, and the purchase price exceeding identifiable assets of the acquired company was recorded as goodwill.

[3]

When the book value of an asset exceeds its recoverable value due to obsolescence or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to correspond with the recoverable amount and recognized as a loss on impairment of intangible assets.

The amortization expenses of intangible assets for the years ended December 31, 2011 and 2010 are charged to the following accounts:

(In thousands of Korean Won)	2011		2010
Cost of sales	~~W~~	448,464	~~W~~	2,114,731
Selling and administrative expenses		151,910		585,757
Development costs		100,625		94,767
Research and development expenses		2,798		5,621

Total	~~W~~	703,797	~~W~~	2,800,876

The Company recognized research and development cost amounting to ~~W~~2,579,563 thousand (2010: ~~W~~5,743,743 thousand) as an expense in 2011.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

14.	Government Grants

Changes in government grants for the years ended December 31, 2011 and 2010 are as follows:

(In thousands of Korean Won)	2011		2010
Beginning	~~W~~	—	~~W~~	26,912
Increase		172,000		—
Decrease		—		26,912

Ending	~~W~~	172,000	~~W~~	—

The Consolidated Company received grants of ~~W~~172,000 thousand from Korea Contents Industry Promotion Agency pursuant to the agreement signed in 2011 for supporting next generation contents production. In April of 2012, repayment obligation will be extinguished depending upon the performance assessment of related assignments.

15.	Loss on Early Repayment of Debt

The Consolidated Company had project financing obtained for development of Dragonica game from various investors (AD Chips Corp. and 4 others) but repaid the obligation entirely in 2010. As result of the early repayment, the Consolidated Company paid ~~W~~2,372 million to the investors and recorded loss on early repayment of debt of ~~W~~770 million and gain on repayment of debt (other income) of ~~W~~5 million.

16.	Accrued Severance Benefits

On December 26, 2005, the Company implemented a defined contribution pension plan in accordance with the Employee Retirement Benefit Security Act and entered into an agreement for a defined contribution insurance contract with Samsung Life Insurance Company. The insurance premiums paid in 2011 is amounted to ~~W~~1,085,455 thousand (2010: ~~W~~1,074,950 thousand).

NeoCyon, Inc., the consolidated subsidiary in 2011, contracted to a defined contribution pension plan in 2011, and recognized the payments of ~~W~~230 million to the pension plan as severance benefits expense .

Gravity Games Corporation, the consolidated subsidiary in 2010, did not contract to a defined contribution pension plan in 2010. As such, accrued severance benefits accrued severance benefits were built up with estimated assuming all eligible employees were to terminate their employment at the balance sheet date in compliance with relevant laws in Korea.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

Changes in accrued severance benefits for the years ended December 31, 2011 and 2010 are as follows:

(In thousands of Korean Won)	2011		2010
Beginning	~~W~~	459,514	~~W~~	—
Changes in scope of consolidation		(54,274)		423,885
Provision for current year		91,086		67,099
Payment of severance benefits		(496,326)		(31,470)

Ending	~~W~~	—	~~W~~	459,514

17.	Commitments and Contingencies

Commitments

The Company has exclusive contracts with its licensees, such as the foreign subsidiaries, GungHo Entertainment, inc., Soft-World International Corporation and Level up! Interactive S.A., etc, to distribute and sell online games and earns 20% to 40% of sales from the online games.

The consolidated subsidiaries have exclusive contracts with GungHo Online Entertainment Inc., to distribute and sell mobile games and receive certain percentage of sales as royalty from users. Also, the consolidated subsidiaries recognize development and operating income in accordance with mobile solution development and website operating contracts with LG Electronics and LG CNS.

In 2009, the Consolidated Company entered into an agreement with Naru Entertainment Co., Ltd. to acquire publishing right of the game in process of being developed by Naru Entertainment Co., Ltd. in the Republic of Korea. In 2010, however, the Consolidated Company and Naru Entertainment Co., Ltd. have entered into ~~W~~1,300 million loan agreement and terminated the publishing agreement. In 2011, the Consolidated Company amended the loan agreement with Naru so that ~~W~~300 million of the loan should be paid by Naru in 2012 from a funding provided by a third party, and the rest of the loan, amounting to ~~W~~1 billion, and its accrued interest at 8% annually will be paid by revenue sharing payments in future. The Consolidated Company provided bad debt reserve of ~~W~~1 billion as its collectability is questionable.

Litigation

As of December 31, 2011, there are six pending domestic litigations in which the Consolidated Company is a defendant including compensation for damages claimed by the Consolidated Company’s former executives. Total claims have amounted to approximately ~~W~~3,090 million. Among those, one litigation amounted at ~~W~~1,201 million, has been dismissed at the Supreme Court of Korea in April 2012. This dismissal does not impact the consolidated financial statements. The timing and the amount of outflow of economic benefits and the final outcome of the litigations and their impact on the Consolidated Company’s financial statements cannot be reasonably estimated as of the audit report date. As for aforementioned litigations, ~~W~~2,150 million, ~~W~~1,990 million and ~~W~~200 million are held as deposits due to the court orders from Seoul Southern District Court, Seoul Western District Court and Seoul High Court, respectively.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

Guarantees

The consolidated subsidiary is provided ~~W~~705,171 thousand guarantee by Seoul Guarantee Insurance Company regarding performing contracts as of December 31, 2011.

18.	Income Tax Expenses

Income tax expenses (benefits) for the years ended December 31, 2011 and 2010 consist of the following:

(In thousands of Korean Won)	2011		2010
Current income taxes	~~W~~	4,064,395	~~W~~	3,825,025
Additional income taxes for prior years		135,933		—
Refund of prior years’ income taxes		(425,122)		—
Changes in deferred tax assets from temporary differences[1]		(2,390,415)		133,716
Changes in deferred tax assets from tax credits[2]		(7,920,138)		(101,041)
Deferred income tax charged to equity[3]		(119,000)		—

Income tax expenses (benefits)	~~W~~	(6,654,347)	~~W~~	3,857,700

[1]

The Consolidated Company reflected the effect of changes in deferred tax assets from temporary differences to income tax expenses (benefits). As of December 31, 2011 and 2010, certain parts of deferred income taxes from temporary differences were not recognized due to low likelihood.

[2]

The Consolidated Company reflected the effect of changes in deferred tax assets from tax credits to income tax expenses (benefits). As of December 31, 2011 and 2010, certain parts of deferred income taxes from tax credits were not recognized due to low likelihood.

[3]

The Consolidated Company reflected the effect of deferred tax related to accounts directly added to shareholders’ equity in those accounts. Certain parts or all of deferred income taxes charged to equity were not recognized due to low likelihood as of December 31, 2011 and 2010, respectively.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

Reconciliation between income before income taxes and income tax expense (benefits) for the years ended December 31, 2011 and 2010 is as follows:

(In thousands of Korean Won)	2011		2010
Net Income before taxes (A)	~~W~~	8,080,516	~~W~~	8,892,146

Income taxes based on statutory rates	~~W~~	1,929,085	~~W~~	2,125,499
Add (deduct) :
Non-taxable income		—		(18,696)
Non-deductible expenses		565,126		88,035
Changes in tax credits		3,015,826		(33,917)
Change in valuation allowance		(12,549,763)		1,840,380
Others		385,379		(143,601)

Income tax expenses (benefits) (B)	~~W~~	(6,654,347)	~~W~~	3,857,700

Effective tax rates (B/A)		(82.35%)		43.38%

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

Details of temporary differences and changes in deferred tax assets and liabilities for the years ended December 31, 2011 and 2010 are as follows:

(In thousands of Korean Won)
	2011
	Beginning		Changes in scope of consolidation		Changes		Ending		Current		Non-current
Short-term available-for-sale securities	~~W~~	(125)	~~W~~	—	~~W~~	125	~~W~~	—	~~W~~	—	~~W~~	—
Accrued income		(188,140)		(35,493)		(129,447)		(353,080)		(353,080)		—
Property and equipment		549,309		—		(150,549)		398,760		—		398,760
Intangible assets		(12,759,792)		14,144,648		(855,314)		529,542		—		529,542
Equity-method investments		12,664,850		391,691		387,008		13,443,549		—		13,443,549
Accrued expenses		303,008		69,854		(54,311)		318,551		318,551		—
Available-for-sale securities		7,352,114		—		(3,730,887)		3,621,227		—		3,621,227
Gain(loss) on foreign exchange translation		423,839		(3,112)		(460,691)		(39,964)		(39,964)		—
Deferred income		3,138,186		(3,138,186)		764,341		764,341		673,464		90,877
Allowances for doubtful accounts		890,953		465,894		425,037		1,781,884		658,279		1,123,605
Asset retirement obligation		99,000		—		—		99,000		—		99,000
Provision for severance benefits		369,486		(28,298)		(341,188)		—		—		—

Subtotal	~~W~~	12,842,688	~~W~~	11,866,998	~~W~~	(4,145,876)	~~W~~	20,563,810	~~W~~	1,257,250	~~W~~	19,306,560

Deferred income tax assets from temporary differences	~~W~~	3,095,631	~~W~~	2,611,238	~~W~~	(1,182,831)	~~W~~	4,524,038	~~W~~	325,057	~~W~~	4,198,981
Deferred income tax assets from tax credit		23,041,097		(320,063)		(1,056,380)		21,664,654		4,029,660		17,634,994
Valuation allowance[4]		(28,114,960)		(86,171)		12,549,763		(15,651,368)		(2,943,383)		(12,707,985)

Deferred income tax assets	~~W~~	(1,978,232)	~~W~~	2,205,004	~~W~~	10,310,552	~~W~~	10,537,324	~~W~~	1,411,334	~~W~~	9,125,990

[4]

To determine the realizability of deferred tax assets, all available positive and negative evidences are considered, including the Consolidated Company’s performance, the market environment in which the Consolidated Company operates, forecasts of future profitability, the utilization period of past tax credits and other factors. Management periodically considers these factors in reaching its conclusion. In 2011, based upon the level of historical taxable income over the periods in which the deferred tax assets were deductible, management believed it was more likely than not that some portion of deferred tax assets related to temporary differences and tax credit carryforwards is realizable.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

(In thousands of Korean Won)
	2010
	Beginning		Change[5]		Ending		Current		Non-current
Short-term available-for-sale securities	~~W~~	26,815	~~W~~	(26,940)	~~W~~	(125)	~~W~~	(125)	~~W~~	—
Accrued income		(309,714)		121,574		(188,140)		(188,140)		—
Property and equipment		186,860		362,449		549,309		—		549,309
Intangible assets		1,123,290		(13,883,082)		(12,759,792)		—		(12,759,792)
Equity-method investments		12,644,800		20,050		12,664,850		—		12,664,850
Accrued expense		257,440		45,568		303,008		303,008		—
Accrued income		—		3,138,186		3,138,186		1,632,069		1,506,117
Available-for-sale securities		6,899,255		452,859		7,352,114		—		7,352,114
Gain(loss) on foreign exchange translation		586,726		(162,887)		423,839		393,527		30,312
Others		455,596		903,843		1,359,439		890,953		468,486

Subtotal	~~W~~	21,871,068	~~W~~	(9,028,380)	~~W~~	12,842,688	~~W~~	3,031,292	~~W~~	9,811,396

Deferred income tax assets from temporary differences	~~W~~	4,883,385	~~W~~	(1,787,754)	~~W~~	3,095,631	~~W~~	733,572	~~W~~	2,362,059
Deferred income tax assets from tax credit		25,071,955		(2,030,858)		23,041,097		5,193,373		17,847,724
Valuation allowance[6]		(29,955,340)		1,840,380		(28,114,960)		(5,180,520)		(22,934,440)

Deferred income tax assets	~~W~~	—	~~W~~	(1,978,232)	~~W~~	(1,978,232)	~~W~~	746,425	~~W~~	(2,724,657)

[5]	The change includes increased amount from prior year business combination.
[6]

To determine the realizability of deferred tax assets, all available positive and negative evidences are considered, including the Company’s performance, the market environment in which the Company operates, forecasts of future profitability, the utilization period of past tax credits and other factors. Management periodically considers these factors in reaching its conclusion. In 2010, based upon the level of historical taxable income over the periods in which the deferred tax assets were deductible, management believed it was more likely than not that some portion of deferred tax assets related to temporary differences and tax credit carryforwards is realizable.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

Tax credit carryforwards not recognized as deferred tax assets as of December 31, 2011 are as follows:

(In thousands of Korean Won)
Year of expiration	Amount
2012	~~W~~	2,675,803
2013		3,059,493
2014		2,113,292
2015		2,315,095
2016		1,943,573

Total	~~W~~	12,107,256

The gross balances of deferred tax assets and liabilities as of December 31, 2011 and 2010 are as follows:

	2011		2010
Net income attributable to parent interest	~~W~~	14,697,498 thousand	~~W~~	4,189,232 thousand
Weighted average number of common stock outstanding		6,948,900		6,948,900

Basic earnings per share	~~W~~	2,115	~~W~~	603

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

19.	Monetary Assets and Liabilities Denominated in Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2011 and 2010 are summarized as follows:

	2011				2010
	Foreign currency		Korean Won (In thousands)		Foreign currency	Korean Won (In thousands)
Assets
Cash and cash equivalents	USD	146,175	~~W~~	168,583	631,642	~~W~~	719,378
	JPY	45,219,880		671,587	—		—
	EUR	208,250		311,146	78,086		118,191

			~~W~~	1,151,316		~~W~~	837,569

Trade accounts receivable	USD	2,285,512	~~W~~	2,635,880	1,854,219	~~W~~	2,111,771
	JPY	154,129,097		2,289,064	154,810,383		2,162,825
	EUR	199,512		298,091	431,313		652,835
	BRL	175,717		108,622	196,878		135,112
	IDR	89,366,400		11,358	189,354,920		23,972
	RUB	14,062,102		504,970	15,282,466		569,730
	PHP	7,961,933		209,480	11,030,658		286,797
	THB	1,585,529		57,586	24,122,915		911,364
	TWD	9,588,338		364,357	17,957,583		701,782

			~~W~~	6,479,408		~~W~~	7,556,188

Other accounts receivable	USD	60,343	~~W~~	69,594	8,518	~~W~~	9,701

			~~W~~	69,594		~~W~~	9,701

Short-term loans receivable	USD	500,000	~~W~~	576,650	500,000	~~W~~	569,450
	EUR	—		—	340,000		514,624

			~~W~~	576,650		~~W~~	1,084,074

Long-term loans receivable	EUR	—	~~W~~	—	188,650	~~W~~	285,541

			~~W~~	—		~~W~~	285,541

Total			~~W~~	8,276,968		~~W~~	9,773,073

Liabilities
Accounts payable	USD	227,457	~~W~~	262,326	1,421,956	~~W~~	1,619,465
	JPY	43,619,318		647,817	85,220,912		1,190,604
	PHP	—		—	31,234,375		3,954
	AED	17,440		5,476	—		—

Total			~~W~~	915,619		~~W~~	2,814,023

The Company recognized gain on foreign currency translation of ~~W~~100,966 thousand in 2011 (2010: ~~W~~74,524 thousand) and loss on foreign currency translation of ~~W~~110,904 thousand in 2011 (2010: ~~W~~375,230 thousand) from the above assets and liabilities denominated in foreign currency.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

20.	Capital Stock

The Company is authorized to issue a total of 40 million shares with a par value of ~~W~~500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of those authorized shares, the Company is authorized to issue up to 2 million non-voting preferred shares.

As of December 31, 2011, the Company had a total of 6,948,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are registered. No non-voting preferred shares were issued or outstanding.

There has been no change in the total number of common shares for the years ended December 31, 2011 and 2010.

21.	Stock-Based Compensation

The Consolidated Company may grant options to purchase the Consolidated Company’s shares to the officers and employees who have contributed or are qualified to contribute to the Consolidated Company’s founding, management, overseas business and technical innovation. The Consolidated Company granted stock options at a shareholder’s meeting on December 24, 2004, all of which have expired. There are no stock options exercisable as of December 31, 2010

The changes in the stock options in current and prior years were as follows:

	2011	2010
Beginning share balance	—	13,525
Expiration	—	(13,525)

Ending share balance	—	—

During 2010, 13,525 (accumulated until 2010: 73,267) stock options granted to directors and employees on December 24, 2004, expired and the related amount of ~~W~~445,206 thousand (accumulated until 2010: ~~W~~2,125,136 thousand) was reclassified to other capital surplus. There are no stock options outstanding as of December 31, 2011 and 2010.

No compensation cost has been recognized for the year ended December 31, 2011.

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

22.	Selling and Administrative Expenses

Details of accounts included in the computation of selling and administrative expenses for the years ended December 31, 2011 and 2010 are as follows:

(In thousands of Korean Won)	2011		2010
Salaries	~~W~~	7,468,096	~~W~~	7,236,828
Service fees and commissions		3,453,157		2,402,489
Rent (Note 12)		1,057,078		1,096,306
Employee benefits		1,188,767		1,192,641
Research and development expenses (Note 13)		2,579,563		5,743,743
Advertising expenses		2,884,714		1,560,435
Depreciation (Note 10)		357,926		427,228
Amortization (Note 13)		151,910		604,025
Severance benefit expenses (Note 16)		507,022		500,462
Transportation expenses		480,910		722,610
Taxes and dues		928,897		292,429
Insurance premium		161,753		189,215
Bad debt expense		81,275		444,470
Miscellaneous		342,055		344,741

Total	~~W~~	21,643,123	~~W~~	22,757,622

23.	Value Added Information

Details of accounts included in the computation of value added for the years ended December 31, 2011 and 2010 are as follows:

(In thousands of Korean Won)	2011		2010
Salaries	~~W~~	19,306,513	~~W~~	17,720,879
Severance benefit expenses		1,322,934		1,326,919
Employee benefits		2,060,306		2,100,089
Rent		2,088,605		2,077,897
Depreciation		849,717		996,717
Amortization		703,797		2,886,257
Taxes and dues		1,259,560		599,338
Expenses of the acquired business before the acquisition date		—		(2,817,844)

	~~W~~	27,591,432	~~W~~	24,890,252

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

24.	Consolidated Comprehensive Income

Consolidated comprehensive income for the years ended December 31, 2011 and 2010 are as follows

(In thousands of Korean Won)	2011		2010
Net income	~~W~~	14,734,863	~~W~~	4,088,040
Consolidated other comprehensive income and expense
Valuation of available-for-sale securities		1,120		—
Net accumulated comprehensive income and expenses of equity-method investees, net of tax of ~~W~~119,000 thousand		(443,701)		27,484
Net accumulated comprehensive income of equity-method investees		—		46,370

Consolidated comprehensive income	~~W~~	14,292,282	~~W~~	4,161,894

25.	Earnings per Share

The earnings per share represent parent earnings on one common stock share. The earnings per share calculation are as follows:

	2011		2010
Net income attributable to parent interest	~~W~~	14,697,498 thousand	~~W~~	4,189,232 thousand
Weighted average number of common stock outstanding		6,948,900		6,948,900

Basic earnings per share	~~W~~	2,115	~~W~~	603

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

26.	Supplemental Non-cash Transactions

Significant transactions not affecting cash flows for the years ended December 31, 2011 and 2010 are as follows:

(In thousands of Korean Won)	2011		2010
Reclassification of long-term deferred income to short-term deferred income	~~W~~	1,869,888	~~W~~	2,151,008
Reclassification of advance payments to other intangible assets		1,391,928		91,989
Reclassification of short-term loans receivable to long-term loans receivable		1,000,000		—
Write-off of trade accounts receivable		650,234		—
Deferred income tax effect directly reflected in shareholders’ equity		119,000		—
Reclassification of long-term prepaid expenses to short-term prepaid expenses		137,011		151,016
Reclassification of depreciation and amortization of intangible assets to development costs		188,240		246,849
Reclassification of long-term loans receivable to short-term loans receivable		78,333		87,222
Reclassification of long-term deferred income to accounts payable		—		1,161,262
Reclassification of stock option to other capital surplus		—		445,206
Offset long-term deferred income against prepaid income taxes		—		226,897
Reclassification of long-term prepaid expenses to other accounts receivable		—		35,329
Offset deferred income against other intangible assets		—		414,869
Offset deferred income against prepaid expenses		—		75,300
Offset long-term deferred income against long-term prepaid expenses		—		131,775

27.	Significant Intercompany Transactions

Significant intercompany transactions for the years ended December 31, 2011 and 2010 and the related account balances outstanding as of December 31, 2011 and 2010 are as follows:

(In thousands of Korean Won)
	2011
	Sales		Purchases		Receivables		Payables
NeoCyon, Inc.	~~W~~	1,992,510	~~W~~	1,455,010	~~W~~	1,006,957	~~W~~	242,071

(In thousands of Korean Won)
	2010
	Sales		Purchases		Receivables		Payables
Gravity Games Corporation	~~W~~	—	~~W~~	18,825	~~W~~	207,075	~~W~~	—

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

28.	Related Party Transactions

Details of the parent and subsidiaries as of December 31, 2011 and 2010 are as follows:

	2011	2010
Parent company	GungHo Online Entertainment, Inc.	GungHo Online Entertainment, Inc.

Ultimate parent Company	SoftBank Corporation	SoftBank Corporation

Subsidiaries	Gravity Interactive, Inc.	Gravity Interactive, Inc.
	Gravity Entertainment Corporation	Gravity Entertainment Corporation
	Gravity Middle East & Africa FZ-LLC	Gravity Middle East & Africa FZ-LLC
	Gravity RUS Co., Ltd.	Gravity RUS Co., Ltd.
	Gravity CIS Co., Ltd.	Gravity CIS Co., Ltd.
	Gravity Games Corporation	NeoCyon, Inc.
	—	Gravity EU SASU
Equity-method investees	Ingamba LLC	Ingamba LLC
	Gravity EU SAS	—

Significant transactions, which occurred in the ordinary course of business with related parties for the years ended December 31, 2011 and 2010 and the related account balances outstanding as of December 31, 2011 and 2010 are as follows:

(In thousands of Korean Won)
	2011
	Sales		Purchases		Receivables		Payables
GungHo Online Entertainment, Inc.	~~W~~	28,645,100	~~W~~	1,887,298	~~W~~	3,208,801	~~W~~	5,921,784
Gravity Interactive, Inc.		1,141,499		7,723		2,045,544		192,892
Gravity Entertainment Corporation		91,687		—		—		162
Gravity CIS Co., Ltd.		27,680		—		1,293,108		—
Gravity EU SAS		518,311		—		317,447		182,199
Gravity Middle East & Africa FZ-LLC		—		—		—		1,820,301
Ingamba LLC		275,416		—		46,621		—
Gravity Games Corporation		6,570		75,300		1,580,373		182,213

Total	~~W~~	30,706,263	~~W~~	1,970,321	~~W~~	8,491,894	~~W~~	8,299,551

(In thousands of Korean Won)
	2010
	Sales	Purchases	Receivables	Payables
GungHo Online Entertainment, Inc.	~~W~~25,148,456	~~W~~1,801,715	~~W~~2,586,952	~~W~~6,902,588
Gravity Interactive, Inc.	942,331	—	888,435	28,489
Gravity Entertainment Corporation	—	—	29,425	604,059
Gravity CIS Co., Ltd.	201,162	—	1,273,843	—
Gravity EU SASU	333,386	—	1,458,079	—
Gravity Middle East & Africa FZ-LLC	—	—	—	1,820,301
Ingamba LLC	—	—	—	—
NeoCyon, Inc.	1,473,274	1,319,596	910,371	256,934

Total	~~W~~28,098,609	~~W~~3,121,311	~~W~~7,147,105	~~W~~9,612,371

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

The Consolidated Company provided allowances for doubtful accounts for receivables of ~~W~~300,147 thousand as of December 31, 2011 (2010: ~~W~~872,378 thousand) and recognized bad debts expense of ~~W~~60,493 thousand (2010: ~~W~~442,101 thousand).

Loans granted by the Consolidated Company to the related parties for the years ended December 31, 2011 are as follows:

(In thousands of Korean Won)
	Beginning		Increase		Decrease		Ending
Gravity CIS Co., Ltd.	~~W~~	569,450	~~W~~	7,200	~~W~~	—	~~W~~	576,650
Gravity EU SAS		800,165		119,259		919,424		—

Total	~~W~~	1,369,615	~~W~~	126,459	~~W~~	919,424	~~W~~	576,650

Bad debts expense and the allowances for doubtful accounts on the related party loans above were ~~W~~841,810 thousand and ~~W~~0 as of December 31, 2011, respectively.

The Consolidated Company has exclusive contracts with GungHo Online Entertainment, Inc., its parent company, to distribute and sell online games in Japan (Refer to note 17).

29.	Business Combination

The Company acquired 50.83% ownership of Gravity Games Corporation (formerly, Barunson Interactive Corporation) in 2010, which mainly operates in developing and distributing game software. The Company recorded the fair value of individually identifiable assets and liabilities resulting from business combination. The difference between the acquisition costs and the fair value of assets and liabilities was recorded as goodwill and amortized over five years (Refer to note 13).

Details of the business combination are as follows:

	Company Name	Business
Acquiring company	Gravity Co., Ltd.	developing and distributing online/mobile game software

Acquired company	Gravity Games Corporation	developing and distributing software/services

Time table of the business combination is as follows:

Acquisition contract date	September 28, 2010

Acquisition date	October 21, 2010

GRAVITY CO., LTD. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2011 and 2010

Condensed financial statements of the parent and subsidiary before the business combination are as follows:

Condensed statements of financial position (as of October 31, 2010)
(In thousands of Korean Won)	The Company		Gravity Games Corporation
Current assets	~~W~~	64,530,131	~~W~~	2,319,059
Investments		22,640,720		5,000
Property, plant and equipment		1,091,947		134,792
Intangible assets		15,016,295		254,911
Other non-current assets		2,432,029		2,065,843

Total assets	~~W~~	105,711,122	~~W~~	4,779,605

Current liabilities		8,709,372		3,407,681
Non-current liabilities		9,245,628		2,570,717

Total liabilities		17,955,000		5,978,398
Total shareholders’ equity		87,756,122		(1,198,793)

Total liabilities and shareholders’ equity	~~W~~	105,711,122	~~W~~	4,779,605

Condensed statements of income ( January 1, 2010 ~ October 31, 2010 )
(In thousands of Korean Won)	The Company		Gravity Games Corporation
Operating income	~~W~~	31,191,475	~~W~~	5,582,256
Operating expense		(25,767,130)		(3,471,316)

Net operating income		5,424,345		2,110,940
Non-operating expenses, net		2,463,276		(834,649)
Income tax		(2,918,399)		(329,886)

Net income	~~W~~	4,969,222	~~W~~	946,405

Acquisition cost and goodwill are as follows:

(In thousands of Korean Won)
Acquisition cost (A)	~~W~~	11,688,481
Fair value of net assets		15,711,898
Fair value of net assets attributable to parent interest (B)		7,986,040

Goodwill (A-B)	~~W~~	3,702,441

Changes in goodwill are as follows:

(In thousands of Korean Won)
Balance at January 1, 2010	~~W~~	—
Increase		3,702,441
Amortization		(123,415)

Balance at December 31, 2010	~~W~~	3,579,026